VIA EDGAR
Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549

Re:	The J.G. Wentworth Company
Request for Withdrawal Pursuant to Rule 477
of Post-Effective Amendment No. 1 to Form S-3 filed under form type POSASR
(File No. 333-205699)
Ladies and Gentleman:
The J.G. Wentworth Company (the “Company”) hereby submits this letter to notify the Securities and Exchange Commission (the “SEC”) of an inadvertent EDGAR filing submission error. On November 13, 2017, the Company filed with the SEC via EDGAR Post-Effective Amendment No. 1 to Form S-3 (File No. 333-205699) under form type POSASR (accession number 0001580185-17-000083). Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Company hereby withdraws such POSASR filing. The Company refiled Post-Effective Amendment No. 1 to Form S-3 under form type POS AM on November 14, 2017.
Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call me at (484) 434-2300.

Sincerely, /s/ Stewart A. Stockdale Chief Executive Officer